U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


                                 SEC FILE NUMBER

                                   No. 0-11113


                                  CUSIP NUMBER

                                    69404P101


                                  (Check One):

    [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR
                    For Period Ended: 12-31-98



            [  ]  Transition Report on Form 10-K
            [  ]  Transition Report on Form 20-F
            [  ]  Transition Report on Form 11-K
            [  ]  Transition Report on Form 10-Q
            [  ]  Transition Report on Form N-SAR
            For the Transition Period Ended:  ______________



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I - Registration Information


      Full Name of Registrant:   Pacific Capital Bancorp

      Former Name if Applicable: Santa Barbara Bancorp

      Address of Principal Executive Office (Street and Number)

                           200 East Carrillo St., Suite 300
                           Santa Barbara, CA 93101

Part II - Rules 12b-25 (b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition report on
Form 10-K, 20-F, 11-K, 10-Q or N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)   The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.


Part III - Narrative


State below in reasonable detail the reasons why annual report, quarterly report, transition report on Form 10-K, 20-F, 11-K, 10-Q or N-SAR or portion thereof could not be filed within the prescribed period.

Pacific Capital Bancorp's executive and administrative offices at 1021 Anacapa Street, Santa Barbara, California were destroyed by a fire on February 20, 1999. The loss of documents and the relocation to new offices has delayed the preparation of Form 10-K. Form 10-K could not have been filed by the normal due date without unreasonable effort and expense.

Part IV - Other Information


      (1) Name and telephone number of person to contact in regard to this notification

            Leslie Griffin               ( 805 )           564-6299
                (Name)                 (Area Code)     (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [X]  Yes    [ ]  No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [ ]  Yes    [X]  No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Pacific Capital Bancorp
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 3/29/99                          By:  Donald Lafler
                                            Senior Vice President
                                            Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.
If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

      Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).